Room 4561

January 4, 2007

Mr. Charles Liang
President and Chief Executive Officer
Super Micro Computer, Inc.
980 Rock Avenue
San Jose, California 95131

Re: Super Micro Computer, Inc.
Amendment No. 1 to Registration Statement on Form S-1 filed December 13, 2006
File No. 333-138370

Dear Mr. Liang:

We have reviewed your amended filing and response letter dated December 13, 2006 and have the following comments.

Amendment No. 1 to Registration Statement on Form S-1

Table of Contents

1.   We note your revised disclosure in response to comment 4 of our letter dated November 30, 2006. Your statement indicating that you have not independently verified the third-party information in your prospectus appears to suggest that you also have not made a determination that the information being presented is reasonable. As noted in our prior comment, please revise your disclosure so as to remove any implication that you lack a reasonable basis to believe the accuracy and completeness of the information presented.

Prospectus Summary, page 1

2.   We note your response to comment 10 of our letter dated November 30, 2006. Please detail for us the mechanics of when you expect to undertake your reverse stock split and revise your disclosure on a post-split basis. Please advise us with respect to how you intend to address the presentation of per share information in your audited financial statements in light of your prospective reverse stock split.

Risk Factors

If our limited number of contract manufacturers or suppliers of materials…, page 13

3.   To the extent material, please quantify the impact of the delays you experienced in the delivery of printed circuit board material as a result of the loss of two vendors. Please also briefly discuss the cause of the loss of the two vendors.

Business

Industry Background, page 50

4.   As it appears that the IDC subscription fees you reference in your response to comment 30 of our letter dated November 30, 2006 are not nominal, please provide a consent of IDC for the referenced report. See Rule 436 under the Securities Act and Item 601(b)(23) of Regulation S-K. Alternatively, you may eliminate the reference to IDC and indicate that the market data you summarize in the prospectus represent your views.

Principal and Selling Stockholders, page 80

5.   We note your response to comment 32 of our letter dated November 30, 2006 regarding your plan to include disclosure regarding your selling stockholders in your preliminary prospectus. Please include such disclosure as soon as practicable as we may have additional comments.

6.   With respect to any selling stockholder, please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

7.   Please disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Certain Relationships and Related Party Transactions, page 78

8.   Please disclose whether the terms of the transactions with Ablecom and Tatung are comparable to terms that would have been received in an arms' length transaction. We may have further comments on your relationship with Ablecom once your new "master" agreement is filed.

9.   Please expand your disclosure regarding your design and manufacturing agreements with Ablecom to quantify the minimum requirements under such agreements.

10.   We note your disclosure regarding your distribution agreement with Ablecom. Please disclose the aggregate dollar amount of products purchased by Ablecom under the distribution agreement in your last fiscal year and recent interim period.

Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting

Stock Based Compensation, page F-10

11.   We note you include pro forma disclosure for outstanding awards accounted for under the intrinsic value method of APB 25. Since you previously used the minimum value method for pro forma disclosure required by SFAS 123, you cannot continue to provide those pro forma disclosures for outstanding awards accounted for under the intrinsic value method. That is, since you are required to adopt SFAS 123R using the prospective transition method, you should not provide any comparative pro forma disclosures for periods prior to the adoption of SFAS 123R. We refer you to paragraph 85 of SFAS 123R. Clarify how you have complied with this guidance and revise your footnote disclosure as appropriate.

Recently Issued Accounting Standards, page F-13

12.   Based upon your response to comment 47 of our letter dated November 30, 2006, it appears that you have performed your evaluation for determining the primary beneficiary based upon current events. Please tell us how an evaluation at the time you became involved with Ablecom would impact your conclusions. In this regard, you indicate that "Ablecom was initially formed to serve as an outsourced manufacturer for the Company and initially generated all of its revenues from the Company." You further indicate that initially you may have concluded that the condition in paragraph 17(d) of FIN 46(R) may have indicated that you were a primary beneficiary. However, it appears that you are evaluating current or subsequent events to that initial determination in evaluating this condition. We note that paragraph 7 of FIN 46(R) was referenced in evaluating the expanding activities of the Company, however, please note that this paragraph only

applies to the determination of whether an entity is a VIE. That is, the expanded activities should be evaluated to determine whether each is a reconsideration event as described in paragraph 15 of FIN 46(R). It appears that the activities described do not qualify as a reconsideration event.

13.   Please provide us with a brief quantitative and qualitative summary of how you have allocated the expected losses to each variable interest holder. In doing so, please more clearly outline the specific variable interests held by each holder and tell us how they absorb variability in Ablecom's net assets. As it relates to the equity holders (including Steve Liang), please clarify how much equity they each have at risk.

14.   Your disclosure indicates that you will initially apply the guidance in SAB 108 in connection with the preparation of the annual financial statements for the year ending June 30, 2007. Please be advised that if your registration statement is declared effective after November 15, 2006, you must apply the guidance in SAB 108 to the financial statements included in this registration statement. We refer you to footnote 6 of SAB 108. Notwithstanding your statement that SAB 108 will not have a significant effect on your financial statements, please tell us whether the application of SAB 108 would have a material impact to the financial statements included in your registration statement. In addition, revise your disclosure as appropriate.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jason Niethamer at (202) 551-3855 or Stephen Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Peter M. Astiz, Esq.
        Thomas M. French, Esq.
        Bradley J. Gersich, Esq.
        DLA Piper US LLP
        2000 University Avenue
        East Palo Alto, California 94303
        Telephone: (650) 833-2000
        Facsimile: (650) 833-2001